082-35029

09045522

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

February 26, 2009

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC Mail Processing Section
MAR 05 2009
Washington, DC
111

Re: Westfield Group: File No. 082-35029

Enclosed is a copy of an Amended Notice of Change of Interests of a Substantial Holder of Westfield Group, arising as a result of the Westfield Group's $2.9 billion institutional placement. This information was sent/released to the members of Westfield Group on February 26, 2009. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Ms. Aline Taireh
Title: Assistant Secretary

PROCESSED
MAR 10 2009
THOMSON REUTERS

Enclosures

3/9

LFG
HOLDINGS

26 February 2009

The Company Secretary
Westfield Group

Dear Sir

WESTFIELD GROUP (ASX:WDC): AMENDED NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

On 13 February 2009 we provided to you a Notice of Change of Interests of Substantial Holder arising as a result of the Group's $2.9 billion institutional placement. Unfortunately, the Notice provided contained a minor error.

There is no change to the total relevant interests of the Lowy Family and associated entities.

The error related to the specific number of Group interests held by certain relevant interest holders disclosed in Section 4 on page 2 of the Notice. The number of securities held by the Persons listed in Annexure A was understated by 4,100,000 securities and should have been 168,989,223. The number of securities held by Perpetual Trustee Limited as Trustee of the Westfield Officers Superannuation Plan was overstated by 4,100,000 and should have been 4,739,738.

We enclose a revised Notice incorporating the correction.

Yours faithfully

Tony Taouk
Company Secretary, LFG Holdings Pty Limited

LFG Holdings Pty Limited
ABN 23 001 728 392
Registered Office
Level 23, Westfield Towers
100 William Street
Sydney NSW 2011 Australia

Level 23, Westfield Towers
100 William Street
Sydney NSW 2011 Australia
PO Box 4004
Sydney NSW 2001 Australia

Telephone 61 2 9358 7005
Facsimile 61 2 9358 7499

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Westfield Group (WDC)
ACN/ARSN	Comprising the securities of: Westfield Holdings Limited, ABN 66 001 671 496 Westfield Trust, ARSN 090 849 746 Westfield America Trust, ARSN 092 058 449

1. Details of substantial holder (1)

Name	The persons listed in Annexure A
ACN/ARSN (if applicable)	

There was a change in the interests of the substantial holder on	12 / 02 / 09
The previous notice was given to the company on	27 / 07 / 04
The previous notice was dated	27 / 07 / 04

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary stapled securities comprising of: - One share in Westfield Holdings Limited - One unit in Westfield Trust - One unit in Westfield America Trust	166,450,338	9.89%	179,598,386	8.01%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities (Stapled securities in the Westfield Group)	Person's votes affected
27/07/04	The Persons listed in Annexure A are members of or persons associated with the Lowy family having various interests in the Westfield Group	Please see Annexure B	Please see Annexure B	Please see Annexure B	166,450,338
12/02/09	The Persons listed in Annexure A are members of or persons associated with the Lowy family having various interests in the Westfield Group				179,598,386

4. Present relevant Interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities (Stapled securities in the Westfield Group)	Person's votes
The Persons listed in Annexure A are members of or persons associated with the Lowy family having various interests in the Westfield Group	The Persons listed in Annexure A are the Registered holder having various interests in the Westfield Group	The Persons listed in Annexure A are the Person entitled to be registered as holder in the Westfield Group	Holder of the security	168,989,223	168,989,223
The Persons listed in Annexure A are members of or persons associated with the Lowy family having various Interests in the Westfield Group	Perpetual Trustee Limited as Trustee of the Westfield Officers Superannuation Plan	Perpetual Trustee Limited as Trustee of the Westfield Officers Superannuation Plan	Holder of the security	4,739,738	4,739,738
The Persons listed in Annexure A are members of or persons associated with the Lowy family having various interests in the Westfield Group	Amondi Pty Limited as Trustee of the Westfield Executive Option Plan	Amondi Pty Limited as Trustee of the Westfield Executive Option Plan	Holder of the security	5,869,425	5,869,425

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	c/- Level 23 Westfield Tower, 100 William Street Sydney NSW 2001.
Amondi Pty Limited ABN 24 087 465 763 as Trustee of the Westfield Executive Option Plan	c/- Level 23 Westfield Tower, 100 William Street Sydney NSW 2001.
Perpetual Trustee Company Limited ABN 42 000 001 007 as Trustee of the Westfield Officers Superannuation Plan	Level 12, Angel Place 123 Pitt Street Sydney NSW 2011

Signature

print name TORY TAOUK capacity SECRETARY

sign here [signature] date 26/02/2009.

This is **Annexure 'A'** of 1 page to a **Form 604**

Notice of change of interests in substantial holder

1. Cordera Holdings Pty Limited, ABN 94 000 699 249
2. Franley Holdings Pty Limited, ABN 28 000 360 681
3. Franley Nominees Pty Limited, ABN 65 008 851 732
4. Palmerston Pty Limited, ABN 37 000 161 893
5. Connate Pty Limited, ABN 48 003 501 951
6. Frank P Lowy
7. David H Lowy
8. Steven M Lowy
9. Noah Lowy
10. Joshua Lowy
11. Benjamin Lowy

82-35029

This is Annexure 'B' of 1 page to a Form 604

Notice of change of interests in substantial holder

Date of Change	Person Whose Relevant Interest Changed	Nature of Change	New Issues Number	Sale/Purch. Number	Price	Consideration Given In Relation To Change	Number & Class of Securities Affected: Lowy Family and Corporate Associates	Superannuation Funds	W.E.O.P.T.	Person's Votes Affected
16-Jul-04	See Annexure A	Opening Balance					146,881,505	13,699,408	5,869,425	166,450,338
28-Feb-05		DRP	15,544,151	214,176	$16.640	$3,563,889		214,176		166,664,514
31-Aug-05		DRP	12,143,498	211,337	$17.070	$3,607,523		211,337		166,875,851
13-Dec-05		Superannuation Fund Sale		-	$17.130	$16,234,564	947,727	-947,727		166,875,851
13-Dec-05		Superannuation Fund Sale		-	$17.130	$2,608,436	152,273	-152,273		166,875,851
20-Dec-05		Superannuation Fund Sale		(34,500)	$17.532	($604,840)		-34,500		166,841,351
28-Feb-06		DRP	9,516,698	211,600	$17.050	$3,607,780	16	211,584		167,052,951
03-Mar-06		On Market Trade		100	$17.670	$1,767	100			167,053,051
30-Mar-06		Superannuation Fund Sale		(137,856)	$17.600	($2,426,266)		-137,856		166,915,195
30-Mar-06		Superannuation Fund Sale		(2,288)	$17.095	($39,113)		-2,288		166,912,907
08-May-06		Superannuation Fund Sale		(232,608)	$17.163	($3,992,181)		-232,608		166,680,299
08-May-06		Superannuation Fund Sale		(3,861)	$16.800	($64,865)		-3,861		166,676,438
30-Jun-06		Superannuation Fund Sale		(383,220)	$17.510	($6,710,182)		-383,220		166,293,218
31-Aug-06		DRP	8,795,026	195,301	$18.140	$3,542,760	15	195,286		166,488,519
20-Oct-06		Superannuation Fund Sale		(117,578)	$18.700	($2,198,709)		-117,578		166,370,941
28-Feb-07		DRP	11,532,131	148,258	$22.800	$3,380,282	12	148,246		166,519,199
30-May-07		Superannuation Fund Sale		-	$20.266	$54,637,014	2,695,994	-2,695,994		166,519,199
30-May-07		Superannuation Fund Sale		-	$20.266	$2,967,611	146,433	-146,433		166,519,199
19-Jun-07		Superannuation Fund Sale		(35,540)	$20.522	($729,348)		-35,540		166,483,659
19-Jun-07		Superannuation Fund Sale		(421)	$20.150	($8,483)		-421		166,483,238
05-Jul-07		Pro-Rata Entitlement Offer	17,351,917	13,115,130	$19.500	$338,362,382	13,115,130			179,598,368
24-Sep-07		Superannuation Fund Sale			$21.510	$20,434,500	950,000	-950,000		179,598,368
29-Feb-08		DRP	6,460,687	18	$17.450	$314	18			179,598,386
29-Feb-08		Superannuation Fund Sale			$17.800	$72,980,000	4,100,000	-4,100,000		179,598,386
12-Feb-09		Institutional Placement	276,190,500		$10.500	$2,900,000,250				179,598,386
03-Feb-09		Totals	557,900,258	13,148,048		$6,780,472,133	168,989,223	4,739,738	5,869,425	179,598,386

082-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

March 2, 2009

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC Mail Processing Section

MAR 05 2009

Washington, DC
111

Re: Westfield Group: File No. 082-35029

Enclosed are copies of Appendix 3Y notices (Change of Director's Interest Notices) and a letter/release regarding same. This information was sent/released to the members of Westfield Group on March 2, 2009. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Ms. Aline Taireh
Title: Assistant Secretary

Enclosures

2 March 2009

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
NOTICES UNDER ASX LISTING RULE 3.19A

We enclose Appendix 3Y notices (Change of Director's Interest Notice), as required under Listing Rule 3.19A for Ms Carla Zampatti AM and Mr David Gonski AC, directors of the Westfield Group companies.

The notices are in respect of recent acquisitions of WDC stapled securities in the Westfield Group as a result of the directors' participation in the Westfield Group Distribution Reinvestment Plan.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westfield Group**
ABN	**Westfield Holdings Limited ABN 66 001 671 496** **Westfield Trust ARSN 090 849 746** **Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Carla Maria Zampatti
Date of last notice	4 March 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest is through private companies, Carla Zampatti Pty Limited and Zampatti Pty Limited <C Zampatti NSW Retirementt A/C>
Date of change	27 February 2009 as a result of the operation of the Westfield Group Dividend Reinvestment Plan
No. of securities held prior to change	341,578
Class	WDC
Number acquired	Carla Zampatti – 993 Carla Zampatti Pty Limited – 13 Zampatti Pty Limited – 3,753
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10.04 per WDC stapled security

+ See chapter 19 for defined terms.

No. of securities held after change	346,337
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Westfield Group Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westfield Group**
ABN	**Westfield Holdings Limited ABN 66 001 671 496** **Westfield Trust ARSN 090 849 746** **Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Michael Gonski
Date of last notice	19 July 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest is through private companies, Gallium Pty Limited, Sarai Pty Limited, Donalisa Pty Limited and Patjon Pty Limited <DMG Superannuation Fund>
Date of change	27 February 2009 as a result of the operation of the Westfield Group Dividend Reinvestment Plan
No. of securities held prior to change	223,918
Class	WDC
Number acquired	David Michael Gonski – 499 Gallium Pty Limited – 4,117 Sarai Pty Limited – 2,893 Patjon Pty Limited <DMG Superannuation Fund A/C> - 3,274
Number disposed	-

+ See chapter 19 for defined terms.

82-35029

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10.04 per WDC stapled security
No. of securities held after change	234,701
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Westfield Group Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

END

+ See chapter 19 for defined terms.